UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  January 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Transaction in Own Shares 23 January 2008


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 23, 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 23, 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                 23 January 2008


                                  Barclays PLC

Barclays PLC (the "Company") announces that on 23 January 2008 it purchased for cancellation 2,000,000 Barclays ordinary shares at a price of 451.2919 pence each. This purchase was carried out pursuant to the Buy Back Programme, details of which were announced on 5 October 2007 and 14 December 2007. All shares purchased have been cancelled.

For further information please contact


Investor Relations         Media Relations
Mark Merson                Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752       +44 (0) 20 7116 6132/6586